Exhibit 12.1

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2011
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$27,718
Fixed charges	73,416
Capitalized interest	(513)
Distributions of earnings from unconsolidated affiliates	3,400
Total earnings	$104,021

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$68,727
Amortization of deferred financing costs	2,448
Interest expense on financing obligations	665
Capitalized interest	513
Interest component of rental expense	1,063
Total fixed charges	73,416
Dividends on Preferred Stock	3,926
Total fixed charges and Dividends on Preferred Stock	$77,342

Ratio of earnings to fixed charges	1.42
Ratio of earnings to combined fixed charges and Dividends on Preferred Stock	1.34